AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 2009
REGISTRATION NO. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

FIRST BANCORP
(Exact Name of Registrant as Specified in Its Charter)

North Carolina	56-1421916
(State or Other Jurisdiction	(IRS Employer Identification No.)
of Incorporation or Organization)

341 NORTH MAIN STREET
TROY, NORTH CAROLINA 27371-0508
(910) 576-6171
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant’s Principal Executive Offices)

JERRY L. OCHELTREE
PRESIDENT, CHIEF EXECUTIVE OFFICER AND TREASURER
FIRST BANCORP
341 NORTH MAIN STREET
POST OFFICE BOX 508
TROY, NORTH CAROLINA 27371-0508
(910) 576-6171
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
of Agent For Service)

Copy to:

HENRY H. RALSTON
ROBINSON, BRADSHAW & HINSON, P.A.
101 NORTH TRYON STREET
SUITE 1900
CHARLOTTE, NORTH CAROLINA 28246
(704) 377-8355

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check One):

Large accelerated Filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting Company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class Securities to be Registered	Amount to Be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value (1)	65,000	(2)	$1,000	(2)	$65,000,000	$2,554.50

Depositary Shares (1)	—		—		—	—

Common Stock, no par value (3)	616,308		$15.82	(4)	$9,749,993	$383.17

Warrant to Purchase Common Stock, no par value (5)	—		—		—	—

Total					$74,749,993	$2,937.67

(1)
In the event the United States Department of the Treasury (the “U.S. Treasury”) requests that we deposit the shares of Fixed Rate Cumulative Perpetual Preferred Shares, Series A (“Series A Preferred Stock”) with a depositary pursuant to a depositary arrangement, depositary shares evidencing fractional shares of Series A Preferred Stock may be sold pursuant to this Registration Statement in lieu of whole shares of Series A Preferred Stock.

(2)
Represents the liquidation preference amount for each share of Series A Preferred Stock which we sold in a non-public offering to the U.S. Treasury under its Troubled Asset Relief Program Capital Purchase Program.  Calculated in accordance with Rule 457(a) under the Securities Act of 1933, as amended (the “Securities Act”) and includes such number of additional shares of Series A Preferred Stock of a currently indeterminable amount, as may from time to time become issuable by reason of share splits, share dividends or similar transactions, which shares of Series A Preferred Stock are registered hereunder pursuant to Rule 416 under the Securities Act.

(3)
The shares of Common Stock being registered are purchasable upon exercise of the Warrant to Purchase Common Stock (the “Warrant”) being registered, which we issued to the U.S. Treasury in a non-public offering concurrent with the sale of Series A Preferred Stock to the U.S. Treasury as described in footnote (2).  In addition to the number of shares of Common Stock stated in the table above, there is registered, pursuant to Rule 416 under the Securities Act, such additional number of shares of Common Stock of a currently indeterminable amount as may from time to time become issuable by reason of share splits, share dividends or similar transactions and certain anti-dilution provisions set forth in the Warrant.

(4)	Calculated in accordance with Rule 457(i) under the Securities Act on the basis of the $15.82 per share exercise price of the Warrant.

(5)	Pursuant to Rule 457(i) under the Securities Act, no additional fee is payable for the Warrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated February 9, 2009

FIRST BANCORP

65,000 Shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (or Depositary Shares Evidencing Fractional Interests in such Fixed Rate Cumulative Perpetual Preferred Stock, Series A)
Warrant to Purchase 616,308 Shares of Common Stock
616,308 Shares of Common Stock

This prospectus relates to the potential resale from time to time by the selling securityholders of some or all of 65,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or, in the event such shares of Series A preferred stock are deposited with a depositary as described in this prospectus, depositary shares evidencing fractional interests in such shares of Series A preferred stock, a warrant to purchase 616,308 shares of our common stock, and any common stock issuable from time to time upon exercise of the warrant.  The Series A preferred stock and the warrant were initially issued by us pursuant to a Letter Agreement dated January 9, 2009 and a related Securities Purchase Agreement – Standard Terms, between us and the United States Department of Treasury, which we refer to as the U.S. Treasury, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act.

The U.S. Treasury and its successors, including transferees, which we collectively refer to as the selling securityholders, may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices.  If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions.  We will not receive any proceeds from the sale of securities by the selling securityholders.

Neither the Series A preferred stock nor the warrant is listed on any national securities exchange, and unless requested by the U.S. Treasury, we do not intend to seek such a listing for the Series A preferred stock or the warrant.

Our common stock is listed on the Nasdaq Global Select Market under the trading symbol “FBNC.”  On February 6, 2009 the closing price for our common stock was $15.00 per share.

Investing in our securities involves risks.  You should refer to the information contained in this prospectus under the caption “Risk Factors” beginning on page 2.

Our principal executive offices are located at 341 North Main Street, Troy, North Carolina and our telephone number is (910) 576-6171.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.  These securities are not savings accounts, deposits or obligations of any bank and are not insured by the FDIC or any other governmental agency.

This prospectus is dated ____________, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we, First Bancorp, filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process.  Under this shelf process, the selling securityholders may from time to time sell or otherwise dispose of the securities covered by this prospectus in one or more offerings.

We may provide a prospectus supplement containing specific information about the terms of a particular offering by the selling securityholders.  The prospectus supplement may add, update, or change the information in this prospectus.  If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement.  You should read both this prospectus and the applicable prospectus supplement together with the information described under the heading “WHERE YOU CAN FIND MORE INFORMATION.”  In addition, a number of the documents and agreements that we refer to or summarize in this prospectus, like our articles of incorporation, have been filed with the SEC as exhibits to the registration statement.  Before you invest in any of our securities, you should read the relevant documents and agreements.

Unless the context otherwise requires, references to “First Bancorp,” “we,” “us” or “our” refer collectively to First Bancorp and its subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement.  We have not authorized anyone else to provide you with different information.  Neither we, nor any other person on our behalf, is making an offer to sell or soliciting an offer to buy any of the securities described in this prospectus or in any prospectus supplement in any state where the offer is not permitted.  You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.  There may have been changes in our affairs since the date of the prospectus or any prospectus supplement.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus.  Because it is a summary, it does not contain all of the information that you should consider before investing in our securities.  You should read the entire prospectus, including the “Risk Factors” section and the other documents we refer to or incorporate by reference, to understand this offering.

Our Company

We are a bank holding company.  Our principal activity is the ownership and operation of First Bank, a state-chartered bank with its main office in Troy, North Carolina.  We also own a nonbank subsidiary, Montgomery Data Services, Inc., that operates as a data processing company.  Our subsidiaries are fully consolidated for financial reporting purposes.  In addition, we own a series of statutory business trusts organized under the laws of the State of Delaware that were created for the purpose of issuing trust preferred debt securities.

Our principal executive offices are located at 341 North Main Street, Troy, North Carolina and our telephone number is (910) 576-6171.

Securities Being Offered

On October 14, 2008, the U.S. Treasury announced a voluntary Capital Purchase Program to provide U.S. financial institutions with the opportunity to raise additional capital.  On January 9, 2009, pursuant to the Capital Purchase Program, we sold to the U.S. Treasury 65,000 shares of our Series A preferred stock for an aggregate purchase price of $65 million and concurrently issued to the U.S. Treasury a ten-year warrant to purchase up to 616,308 shares of our common stock at an exercise price of $15.82 per share.  The issuance of the Series A preferred stock and the warrant were completed in a private placement to the U.S. Treasury exempt from the registration requirements of the Securities Act.

In accordance with the securities purchase agreement between the U.S. Treasury and us, we are required to register for resale the shares of Series A preferred stock, the warrant and the shares of our common stock underlying the warrant.  This registration also includes depositary shares, representing fractional interest in the Series A preferred stock, which may be resold pursuant to this prospectus in lieu of whole shares of Series A preferred stock if the U.S. Treasury requests that we deposit the Series A preferred stock held by the U.S. Treasury with a depositary under a depositary arrangement.  We have filed with the SEC a registration statement on Form S-3 with respect to the securities offered by this prospectus.

RISK FACTORS

An investment in our securities involves certain risks. You should carefully consider the following risk factors and other information contained in this prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus, before making an investment decision.  Each of the risks described in such documents as well as those listed below could materially and adversely affect our business, financial condition, results of operations, and prospects and could result in partial or complete loss of your investment.  The risks discussed below also include forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements.  Risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to First Bancorp

Difficult market conditions and economic trends have adversely affected our industry and our business.

                Negative developments beginning in the latter half of 2007 and throughout 2008 in the sub-prime mortgage market and the securitization markets for such loans, together with substantial volatility in oil prices and other factors, have resulted in uncertainty in the financial markets in general and a related general economic downturn, continuing into 2009.  Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions.  In addition, the values of real estate collateral supporting many loans have declined and may continue to decline.  General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs.  Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other.  This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of confidence, increased market volatility and widespread reduction in general business activity.  Competition among depository institutions for deposits has increased significantly.  Financial institutions, including us, have experienced a decrease in access to deposits and borrowings.  The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price.

                Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions.  As a result of the foregoing factors, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations.  This increased governmental action may increase our costs and limit our ability to pursue certain business opportunities.  We also may be required to pay even higher premiums to the Federal Deposit Insurance Corporation, or the FDIC, than the recently increased level, because financial institution failures resulting from the depressed market conditions have depleted and may continue to deplete the deposit insurance fund and reduce its ratio of reserves to insured deposits.

                A worsening of these conditions would likely exacerbate the adverse effects of these difficult market and economic conditions on us, our customers and the other financial institutions in our market.

 As a result, we may experience increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.

                There can be no assurance that recent legislative and regulatory initiatives to address difficult market and economic conditions will stabilize the U.S. banking system.

                The recently enacted Emergency Economic Stabilization Act of 2008, or EESA, authorizes the U.S. Treasury to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions and their holding companies, under a Troubled Asset Relief Program, or TARP.  The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other.  Under the TARP Capital Purchase Program, the U.S. Treasury is investing capital in qualified financial institutions in exchange for senior preferred stock and a warrant to purchase shares of equity securities of the financial institution.  The EESA also increased federal deposit insurance on most deposit accounts from $100,000 to $250,000.  This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry.

                The EESA followed, and has been followed by, numerous actions by the Federal Reserve Board, the U.S. Congress, the U.S. Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the sub-prime mortgage market meltdown that began in 2007.  These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector.  The purpose of these legislative and regulatory actions is to stabilize the U.S. banking system.

The EESA and the other regulatory initiatives described above may not have their desired effects.  If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.

                Current levels of market volatility are unprecedented.

                The capital and credit markets have been experiencing volatility and disruption for more than a year.  In recent months, the volatility and disruption has reached unprecedented levels.  In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength.  If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

The market value of the Series A preferred stock and our common stock may also be affected by conditions affecting the financial markets generally, including price and trading fluctuations.  These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, the Series A preferred stock and our common stock and (ii) sales of substantial amounts of the Series A preferred stock or our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance.  These broad market fluctuations may adversely affect the market value of the Series A preferred stock and our common stock.

                Because of our participation in the Capital Purchase Program, we are subject to several restrictions, including restrictions on our ability to declare or pay dividends and repurchase our shares as well as restrictions on compensation paid to our executive officers.

                Pursuant to the terms of the securities purchase agreement between us and the U.S. Treasury, our ability to declare or pay dividends on any of our shares is limited.  Specifically, we are unable to declare dividend payments on common stock if we are in arrears on the payment of dividends on the Series A preferred stock.  Further, until January 9, 2012, we are not permitted to increase dividends on our common stock above the amount of the last quarterly cash dividend per share declared prior to October 14, 2008 ($0.19 per share) without the U.S. Treasury’s approval, unless all of the shares of Series A preferred stock have been redeemed or transferred by the U.S. Treasury to unaffiliated third parties.

In addition, our ability to repurchase our shares is restricted.  The consent of the U.S. Treasury generally is required for us to make any stock repurchase (other than in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice) until January 9, 2012, unless all of the shares of Series A preferred stock have been redeemed or transferred by the U.S. Treasury to unaffiliated third parties.  Further, we may not repurchase any shares of our common stock if we are in arrears on the payment of Series A preferred stock dividends.

                In addition, pursuant to the terms of the securities purchase agreement between us and the U.S. Treasury, we agreed to adhere to the U.S. Treasury’s standards for executive compensation and corporate governance for the period during which the U.S. Treasury holds the equity securities issued pursuant to the agreement, including the shares of common stock which may be issued upon exercise of the warrant.  These standards generally apply to our chief executive officer, chief financial officer and the three next most highly compensated senior executive officers, who we refer to collectively as our senior executive officers.  The standards include (i) periodically reviewing our incentive compensation plans and arrangements for senior executive officers to evaluate if they encourage unnecessary and excessive risks that threaten our value; (ii) required clawback of any bonus or incentive compensation paid (or under a legally binding obligation to be paid) to a senior executive officer based on materially inaccurate financial statements or other materially inaccurate performance metric criteria; (iii) prohibition on making golden parachute payments to senior executive officers; and (iv) agreement not to claim a deduction, for federal income tax purposes, for compensation paid to any of the senior executive officers in excess of $500,000 per year.  In particular, the change to the deductibility limit on executive compensation could increase the overall cost of our compensation programs in future periods.  Since the warrant has a ten-year term, we could potentially be subject to the executive compensation and corporate governance restrictions for at least a ten-year time period.  This period could be extended based upon the period during which the U.S. Treasury continues to hold Series A preferred stock or common stock acquired upon exercise of the warrant.

We are subject to interest rate risk, which could negatively impact earnings.

Net interest income is the most significant component of our earnings.  Our net interest income results from the difference between the yields we earn on our interest-earning assets, primarily loans and investments, and the rates that we pay on our interest-bearing liabilities, primarily deposits and borrowings.  When interest rates change, the yields we earn on our interest-earning assets and the rates we pay on our interest-bearing liabilities do not necessarily move in tandem with each other because of the difference between their maturities and repricing characteristics.  This mismatch can negatively impact net interest income if the margin between yields earned and rates paid narrows, as described below.  Interest rate environment changes can occur at any time and are affected by many factors that are outside our control, including inflation, recession, unemployment trends, the Federal Reserve’s monetary policy, domestic and international disorder and instability in domestic and foreign financial markets.

From mid-2004 through mid-2007, interest rates were generally increasing, although short-term interest rates rose faster than long-term interest rates.  In 2006, this resulted in short-term interest rates reaching the same level as long-term interest rates, which is referred to as a “flat yield curve.”  A flat yield curve is unfavorable for us and many other financial institutions because our funding costs are generally tied to short-term interest rates, while our investment rates, in the form of securities and loans, are more closely correlated to long-term interest rates.  Largely as a result of the flat yield curve, our net interest margin declined throughout 2006.  The flat yield curve prevailed for most of 2007, which resulted in our net interest margin remaining at levels lower than our historical average.  However, the strong growth that we achieved in loans and deposits in 2006 and 2007 more than offset the negative impact of the flat yield curve, resulting in an increase in net interest income in 2006 and 2007 in comparison to the immediately preceding year.

Beginning in late 2007 and continuing throughout 2008, the Federal Reserve Board began reducing interest rates in response to unfavorable economic conditions in the United States economy.  From September 2007 through December 2008, the Federal Reserve Board reduced interest rates by 500 basis points.  When interest rates decline, most of our adjustable rate loans, which represent approximately 45% of all of our loans, reprice downwards immediately by the full amount of the rate cut.  However, most of our interest expense relates to customer certificates of deposit, which cannot be repriced at lower interest rates until they mature.  As a result, interest rate cuts negatively impact our profitability, particularly in the short-term.  Additionally, given the sharp decline in interest rates, the interest rates we pay on our deposit accounts either cannot be repriced downwards by the full amount of the rate cut due to competitive pressures or because the rate is so close to zero already.  Accordingly, our net interest margin declined during 2008 compared to 2007.

Based on prevailing economic forecasts that interest rates will remain relatively unchanged in 2009, we expect our profitability to be further negatively impacted during the early part of 2009 as a result of interest rate reductions that occurred late in 2008 until we are able to reprice maturing certificates of deposit at lower interest rates.

We face strong competition, which could hurt our business.

Our business operations are centered primarily in North Carolina, southwestern Virginia and northeastern South Carolina.  Increased competition within this region may result in reduced loan originations and deposits.  Ultimately, we may not be able to compete successfully against current and future competitors.  Many competitors offer the types of loans and banking services that we offer.  These competitors include savings associations, national banks, regional banks and other community banks.  We also face competition from many other types of financial institutions, including finance companies, internet banks, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries.

We compete in our market areas with several large interstate bank holding companies, including three of the largest in the nation, which are headquartered or have significant operations in North Carolina.  These large competitors have substantially greater resources than we have, including broader geographic markets, more banking locations, higher lending limits and the ability to make greater use of large-scale advertising and promotions.  Also, these institutions, particularly to the extent they are more diversified than we are, may be able to offer the same products and services that we offer at more competitive rates and prices.

We also compete in some of our market areas with many banks that have been organized within the past ten years.  These new banks often focus on loan and deposit balance sheet growth, and not necessarily on earnings profitability.  This strategy often allows them to offer more attractive terms on loans and deposits than we are able to offer because we must achieve an acceptable level of profitability.

Moore County, North Carolina, which represents a disproportionate share of our deposits, is a particularly competitive market, with at least ten other financial institutions having a physical presence there, including both large interstate bank holding companies and recently organized banks.

Our allowance for loan losses may not be adequate to cover actual losses.

Like all financial institutions, we maintain an allowance for loan losses to provide for probable losses caused by customer loan defaults.  The allowance for loan losses may not be adequate to cover actual loan losses, and in this case additional and larger provisions for loan losses would be required to replenish the allowance.  Provisions for loan losses are a direct charge against income.

We establish the amount of the allowance for loan losses based on historical loss rates, as well as estimates and assumptions about future events.  Because of the extensive use of estimates and assumptions, our actual loan losses could differ, possibly significantly, from our estimate.  We believe that our allowance for loan losses is adequate to provide for probable losses, but it is possible that the allowance for loan losses will need to be increased for credit reasons or that regulators will require us to increase this allowance.  Either of these occurrences could materially and adversely affect our earnings and profitability.

We are vulnerable to the economic conditions within the fairly small geographic region in which we operate.

Like many businesses, our overall success is partially dependent on the economic conditions in the marketplace where we operate.  Our marketplace is predominately concentrated in the central Piedmont region of North Carolina.  As is the case for most of the country, this region is currently experiencing recessionary economic conditions, which we believe is a factor in our increases in borrower delinquencies, nonperforming assets, and loan losses during 2008 compared to recent prior years.  If economic conditions in our marketplace worsen it could have an adverse impact on us.  In particular, if economic conditions related to real estate values in our marketplace were to worsen, our loan losses would likely increase because at December 31, 2008, approximately 87% of our loans were secured by real estate collateral.  Thus a decrease in real estate values could have an adverse impact on our operations.

We are subject to extensive regulation, which could have an adverse effect on our operations.

We are subject to extensive regulation and supervision from the North Carolina Commissioner of Banks, the FDIC, and the Federal Reserve Board.  This regulation and supervision is intended primarily for the protection of the FDIC insurance fund and our depositors and borrowers, rather than for holders of our equity securities.  Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on operations, the classification of our assets and determination of the level of the allowance for loan losses.  Changes in the regulations that apply to us, or changes in our compliance with regulations, could have a material impact on our operations.

In the normal course of business, we process large volumes of transactions involving millions of dollars.  If our internal controls fail to work as expected, if our systems are used in an unauthorized manner, or if our employees subvert our internal controls, we could experience significant losses.

We process large volumes of transactions on a daily basis and are exposed to numerous types of operational risk.  Operational risk includes the risk of fraud by persons inside or outside the company, the execution of unauthorized transactions by employees, errors relating to transaction processing and systems and breaches of the internal control system and compliance requirements.  This risk of loss also includes potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards.

We establish and maintain systems of internal operational controls that provide us with timely and accurate information about our level of operational risk.  Although not foolproof, these systems have been designed to manage operational risk at appropriate, cost-effective levels.  Procedures exist that are designed to ensure that policies relating to conduct, ethics, and business practices are followed.  From time to time, losses from operational risk may occur, including the effects of operational errors.  We continually monitor and improve our internal controls, data processing systems, and corporate-wide processes and procedures, but there can be no assurance that future losses will not occur.

Risks Related to the Series A Preferred Stock

The Series A preferred stock is equity and is subordinate to all of our existing and future indebtedness; regulatory and contractual restrictions may limit or prevent us from paying dividends on the Series A preferred stock; and the Series A preferred stock places no limitations on the amount of indebtedness we and our subsidiaries may incur in the future.

Shares of the Series A preferred stock are equity interests in First Bancorp and do not constitute indebtedness.  As such, the Series A preferred stock, like our common stock, ranks junior to all indebtedness and other non-equity claims on First Bancorp with respect to assets available to satisfy claims on First Bancorp, including in a liquidation of First Bancorp.  Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Series A preferred stock, (1) dividends are payable only when, as and if authorized and declared by, our board of directors and depend on, among other things, our results of operations, financial condition, debt service requirements, other cash needs and any other factors our board of directors deems relevant, and (2) we may not pay dividends on our capital stock if we are in default on certain indebtedness or have elected to defer payments of interest on our subordinated indebtedness.

First Bancorp is an entity separate and distinct from our principal subsidiary, First Bank, and derives a significant portion of its revenue in the form of dividends from that subsidiary.  Accordingly, First Bancorp is and will be dependent upon dividends from First Bank to pay the principal of and interest on its indebtedness, to satisfy its other cash needs and to pay dividends on the Series A preferred stock and its common stock.  First Bancorp’s ability to pay dividends is subject to its ability to earn net income and to meet certain regulatory requirements while maintaining its required capital.  In the event First Bank is unable to pay dividends to First Bancorp, First Bancorp may not be able to pay dividends on the Series A preferred stock.  Also, First Bancorp’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors including the preferred claims of First Bank’s depositors.

In addition, the Series A preferred stock does not limit the amount of debt or other obligations we or our subsidiaries may incur in the future.  Accordingly, we and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Series A preferred stock or to which the Series A preferred stock will be structurally subordinated.

An active trading market for the Series A preferred stock does not currently exist and may not develop.

The Series A preferred stock is not currently listed on any national securities exchange, and we do not anticipate listing the Series A preferred stock on a national securities exchange unless we are requested to do so by the U.S. Treasury.  It is unlikely that an active trading market for the Series A preferred stock will develop, or, if developed, that an active trading market will be maintained.  If an active trading market does not develop, the market value and liquidity of the Series A preferred stock may be adversely affected.

The Series A preferred stock may be junior in rights and preferences to preferred stock we may issue in the future.

Subject to approval by the holders of at least 66 2/3% of the Series A preferred stock then outstanding, voting together as a separate class, we may issue preferred stock in the future, the terms of which are expressly senior to the Series A preferred stock.  The terms of any such future preferred stock expressly senior to the Series A preferred stock may restrict dividend payments on the Series A preferred stock.  For example, the terms of any such senior preferred stock may provide that, unless full dividends for all of our outstanding preferred stock senior to the Series A preferred stock have been paid for the relevant periods, no dividends may be paid on the Series A preferred stock, and no Series A preferred stock may be repurchased, redeemed or otherwise acquired by us.  This could result in dividends on the Series A preferred stock not being paid when contemplated.  In addition, in the event of our liquidation, dissolution or winding-up, the terms of the senior preferred stock may prohibit us from making payments on the Series A preferred stock until all amounts due to holders of the senior preferred stock in such circumstances are paid in full.

Holders of the Series A preferred stock have limited voting rights.

Unless we are in arrears on our dividend payments on the Series A preferred stock for six quarterly dividend periods, whether or not consecutive, the holders of the Series A preferred stock will have no voting rights except with respect to certain fundamental changes in the terms of the Series A preferred stock and certain other matters and except as may be required by North Carolina law.  If dividends on the Series A preferred stock are not paid in full for six quarterly dividend periods, whether or not consecutive, the total number of our directors will automatically increase by two and the holders of the Series A preferred stock, acting as a class with any other parity securities having similar voting rights, will have the right to elect two individuals to serve in the new director positions.  This right and the terms of such directors will end when we have paid in full all accrued and unpaid dividends for all past dividend periods.  Based on the current size of our board of directors, directors elected by the holders of the common stock would have a controlling majority of the board and would be able to take any action approved by them notwithstanding any objection by the directors elected by the holders of the Series A preferred stock.

If we are unable to redeem the Series A preferred stock after five years, the cost of this capital to us will increase substantially.

If we are unable to redeem the Series A preferred stock prior to January 9, 2014, the cost of this capital to us will increase substantially on that date, from 5.0% per annum to 9.0% per annum.

Depending on our financial condition at the time, this increase in the annual dividend rate on the Series A preferred stock could have a material negative effect on our liquidity.

Risks Specific to the Common Stock

The Series A preferred stock will impact net income available to the holders of our common stock and our earnings per share of common stock, and the warrant we issued to the U.S. Treasury may be dilutive to holders of our common stock.

                The dividends declared and the accretion of discount on the Series A preferred stock will reduce the net income available to holders of our common stock and our earnings per share of common stock.  The Series A preferred stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of First Bancorp.  Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the warrant we issued to the U.S. Treasury in conjunction with the sale to the U.S. Treasury of the Series A preferred stock is exercised.  The shares of common stock underlying the warrant represent approximately 3.6% of our common stock outstanding as of December 31, 2008 (after giving effect to the exercise of the warrant).  Although the U.S. Treasury has agreed not to vote any of the common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any common stock acquired upon exercise of the warrant is not bound by this restriction.

We may issue additional shares of common or preferred stock, which may dilute the ownership and voting power of our shareholders and the book value of our common stock.

           We are currently authorized to issue up to 20,000,000 shares of common stock, of which 16,614,732 shares are currently outstanding, and up to 5,000,000 shares of preferred stock, of which 65,000 shares are outstanding.  Our board of directors has authority, without action or vote of the shareholders (except to the extent required by law or the rules of any stock exchange on which our shares are then traded) to issue all or part of the authorized but unissued shares and to establish the terms of any series of preferred stock.  These authorized but unissued shares could be issued on terms or in circumstances that could dilute the interests of other shareholders.

There can be no assurance that we will continue to pay cash dividends.

Although we have historically paid cash dividends, there is no assurance that we will continue to pay cash dividends.  Future payment of cash dividends, if any, will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the board may deem relevant and will be subject to applicable federal and state laws that impose restrictions on our and our subsidiaries’, including First Bank’s, funds available to pay dividends.

FORWARD-LOOKING STATEMENTS

We believe that some of the information contained or incorporated by reference in this prospectus constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our future plans, objectives and expected performance.  Specifically, statements that are not historical facts, including statements accompanied by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate” or “plan,” are intended to identify forward-looking statements and convey the uncertainty of future events or outcomes.  We caution you that any such forward-looking statements are based on assumptions that we believe are reasonable, but are subject to a wide range of risks.

The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward-looking statements:

•	local, regional, national and international economic and market conditions and the impact they may have on us and our customers, and our assessment of that impact;

•
the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation or deflation; and interest rate, market and monetary fluctuations;

•	changes in deposit flows, loan demand, real estate values and competition within the banking industry;

•	unanticipated changes in the regulatory environment, including the impact of changes in financial services laws, regulations and policies;

•	the effect of acquisitions we have made or may make in the future, including the failure to achieve the expected revenue growth, synergies and/or expense savings from such acquisitions; and

•	adverse changes in the securities market.

You should also consider carefully the statements in the “Risk Factors” section and other sections of this prospectus, any prospectus supplement, and the documents we incorporate by reference, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.

Because of these and other uncertainties, our actual future results, performance or achievements, or industry results may be materially different from the results contemplated by these forward-looking statements.  In addition, our past results do not necessarily indicate our future results.  You should not place undue reliance on any forward-looking statement, which speaks only as of the date it was made.  We do not intend to update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under the federal securities laws.  We qualify all of our forward-looking statements by these cautionary statements.

THE COMPANY

We are a bank holding company.  Our principal activity is the ownership and operation of First Bank, a state-chartered bank with its main office in Troy, North Carolina.  We also own a nonbank subsidiary, Montgomery Data Services, Inc., that operates as a data processing company.  These subsidiaries are fully consolidated for financial reporting purposes.  In addition, we own a series of statutory business trusts organized under the laws of the State of Delaware that were created for the purpose of issuing trust preferred debt securities.

We were incorporated in North Carolina on December 8, 1983, as Montgomery Bancorp, for the purpose of acquiring 100% of the outstanding common stock of Bank of Montgomery through a stock-for-stock exchange.  Bank of Montgomery was organized in North Carolina in 1934 and began banking operations in 1935 under the name of the county in which it operated.  In 1985, Bank of Montgomery changed its name to First Bank, and on December 31, 1986, we changed our name to First Bancorp to conform to the name of our banking subsidiary.

As of December 31, 2008, First Bank operated in a 28-county area centered in Troy, North Carolina.  With a population of 3,500, Troy is located in the center of Montgomery County, approximately 60 miles east of Charlotte, 50 miles south of Greensboro and 80 miles southwest of Raleigh.  First Bank conducts business from 74 branches located within a 120-mile radius of Troy, covering principally a geographical area from Florence, South Carolina to the southeast, to Wilmington, North Carolina to the east, to Radford, Virginia to the north, to Wytheville, Virginia to the northwest, and to Harmony, North Carolina to the west.  First Bank also has a loan production office in Blacksburg, which is located in southwestern Virginia and represents First Bank’s furthest location to the north of Troy.  Of First Bank’s 74 branches, 63 are located in North Carolina, 6 are located in South Carolina, and 5 are located in Virginia, where First Bank operates under the name “First Bank of Virginia.” Ranked by assets, First Bank was the 6th largest bank in North Carolina as of December 31, 2008.

First Bank has one wholly owned subsidiary, First Bank Insurance Services, Inc., which was acquired as an active insurance agency in 1994 in connection with our acquisition of another bank.  On December 29, 1995, we sold the insurance agency operations of First Bank Insurance, and from December 1995 until October 1999, First Bank Insurance was inactive.  In October 1999, First Bank Insurance began operations again as a provider of non-FDIC insured investments and insurance products.  Currently, First Bank Insurance’s primary business activity is the placement of property and casualty insurance coverage.

Our principal executive offices are located at 341 North Main Street, Troy, North Carolina  27371-0508, and our telephone number is (910) 576-6171.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by the selling securityholders of the securities offered by this prospectus or any accompanying prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

No shares of preferred stock were outstanding during the years ended December 31, 2008, 2007, 2006, 2005, 2004 and 2003, and we did not pay preferred stock dividends during these periods.  Consequently, the ratios of earnings to fixed charges and preferred share dividends is not different from the ratio of earnings to fixed charges set forth below.  Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Nine Months Ended September 30,				Years Ended December 31,
	2008		2007		2007		2006		2005		2004		2003
Ratio of Earnings to Fixed Charges:
Including interest on deposits	1.57	x	1.50	x	1.50	x	1.56	x	2.00	x	2.49	x	2.58	x
Excluding interest on deposits	5.26	x	4.30	x	4.40	x	4.48	x	8.33	x	10.46	x	16.76	x

We have computed the ratio of earnings to fixed charges set forth above by dividing our earnings by fixed charges.  For these ratios, “earnings” consist of income from continuing operations before income taxes and fixed charges.  “Fixed charges” consist of interest on all indebtedness and deposits, amortization of debt issuance costs, and an interest factor attributable to rentals.

DESCRIPTION OF SERIES A PREFERRED STOCK

The following is a brief description of the terms of the Series A preferred stock that may be resold by the selling securityholders.  This summary does not purport to be complete in all respects.  This description is subject to and qualified in its entirety by reference to the actual terms of the Series A preferred stock set forth in our articles of incorporation, as amended, a copy of which has been filed with the SEC and are also available upon request from us.

General

Pursuant to our articles of incorporation, our board of directors is authorized to issue up to 5,000,000 shares of preferred stock, no par value.  Our board of directors has designated 65,000 shares of our preferred stock as Series A preferred stock, all of which were issued to the U.S. Treasury in a transaction exempt from the registration requirements of the Securities Act.  The issued and outstanding Series A preferred stock are validly issued, fully paid and nonassessable.  No other shares of preferred stock are issued and outstanding as of the date hereof.

Dividends Payable on Series A Preferred Stock

                Holders of Series A preferred stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board of directors, out of assets legally available for payment, cumulative compounded cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series A preferred stock from January 9, 2009 to, but excluding, February 15, 2014.  From and after February 15, 2014, holders of Series A preferred stock are entitled to receive cumulative compounded cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series A preferred stock with respect to each Dividend Period thereafter.

                Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15 (each, a “Dividend Payment Date”), starting with February 15, 2009.  If any Dividend Payment Date is not a business day, then the next business day will be the applicable Dividend Payment Date, and no additional dividends will accrue as a result of the applicable postponement of the Dividend Payment Date.  The period from and including any Dividend Payment Date to, but excluding, the next Dividend Payment Date is a “Dividend Period,” provided that the initial Dividend Period will be the period from and including January 9, 2009 to, but excluding, the next Dividend Payment Date.  Dividends payable during any Dividend Period are computed on the basis of a 360-day year consisting of twelve 30-day months.  Dividends payable on any date prior to the end of a Dividend Period, and for the initial Dividend Period, will be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.

                Dividends payable with respect to the Series A preferred stock are payable to holders of record of Series A preferred stock on the date that is the 15th calendar day immediately preceding the applicable Dividend Payment Date or such other record date as our board of directors or any duly authorized committee of the board of directors determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable Dividend Payment Date.

                If we determine not to pay any dividend or a full dividend with respect to the Series A preferred stock, we are required to provide written notice to the holders of Series A preferred stock prior to the applicable Dividend Payment Date.

                We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums.  The Federal Reserve Board is authorized to determine, under certain circumstances relating to our financial condition, that the payment of dividends would be an unsafe or unsound practice and to prohibit the payment thereof.

                Our ability to obtain funds for the payment of dividends and for other cash requirements is largely dependent on the amount of dividends which may be declared by our subsidiaries.  Dividend payments from our subsidiaries are subject to legal and regulatory limitations, generally based on net income and retained earnings.  The ability of our subsidiaries to pay dividends to us is also subject to their profitability, financial condition, capital expenditures and other cash flow requirements and contractual obligations.  Payments of dividends by our banking subsidiary may be restricted at any time at the discretion of the applicable regulatory authorities, if they deem such dividends to constitute an unsafe and/or an unsound banking practice.

Priority of Dividends and Payments on Liquidation

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A preferred stock will rank:

•
senior to our common stock and any other class or series of stock the terms of which expressly provide that it ranks junior to the Series A preferred stock as to dividend rights and/or rights on liquidation, dissolution or winding up of First Bancorp (“Junior Stock”); and

•
at least equally with any other class or series of stock the terms of which do not expressly provide that it ranks senior or junior to the Series A preferred stock as to dividend rights and/or rights on liquidation, dissolution or winding up of First Bancorp (“Parity Stock”).

            So long as any shares of Series A preferred stock remain outstanding, unless all accrued and unpaid dividends on the Series A preferred stock for all prior Dividend Periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever may be paid or declared on our common stock or other Junior Stock or Parity Stock, if any, other than a dividend payable solely in common stock.  We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any of our common stock or any other Junior Stock or Parity Stock, if any, unless we have declared and paid in full all accrued and unpaid dividends on the Series A preferred stock for all prior Dividend Periods, subject to certain exceptions, including:

•
purchases, redemptions or other acquisitions of our common stock or other Junior Stock in connection with the administration of our employee benefit plans in the ordinary course of business  and consistent with past practice;

•
purchases or other acquisitions by a broker-dealer subsidiary of First Bancorp solely for the purpose of market-making, stabilization or customer facilitation transactions in Junior Stock or Parity Stock in the ordinary course of its business;

•	any dividends or distributions of rights or Junior Stock in connection with a shareholders’ rights plan or redemptions or repurchases of rights pursuant to any shareholders’ rights plan;

•
acquisition of record ownership of Junior Stock or Parity Stock for the beneficial ownership of any other person who is not First Bancorp or a subsidiary of First Bancorp, including as trustee or custodian; and

•
the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock or Junior Stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before January 9, 2009 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

If we repurchase shares of Series A preferred stock from a holder other than the U.S. Treasury, we must offer to repurchase a ratable portion of the Series A preferred stock then held by the U.S. Treasury.

On any Dividend Payment Date for which full dividends are not paid, or declared and funds set aside therefor, on the Series A preferred stock and any other Parity Stock, all dividends paid or declared for payment on that Dividend Payment Date (or, with respect to Parity Stock with a different dividend payment date, on the applicable dividend date therefor falling within the Dividend Period and related to the Dividend Payment Date for the Series A preferred stock), with respect to the Series A preferred stock and any other Parity Stock, will be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the Dividend Period.

                Subject to the foregoing, such dividends (payable in cash, securities or other property) as may be determined by our board of directors (or a duly authorized committee of the board of directors) may be declared and paid on our common stock and any other Junior Stock from time to time out of any funds legally available for such payment, and the holders of Series A preferred stock will not be entitled to participate in any such dividend.

Redemption

                The Series A preferred stock may not be redeemed prior to February 15, 2012 unless we have received aggregate gross proceeds from one or more qualified equity offerings (as described below) of not less than $16,250,000, which equals 25% of the aggregate liquidation amount of the Series A preferred stock on the date of issuance to the U.S. Treasury.  In such a case, we may redeem the Series A preferred stock, subject to the approval of the Federal Reserve Board, in whole or in part, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings.  A “qualified equity offering” is a sale and issuance for cash by us, to persons other than First Bancorp or its subsidiaries after January 9, 2009, of perpetual preferred shares, common stock or a combination thereof, that in each case qualify and may be included in Tier 1 capital of First Bancorp at the time of issuance under the applicable risk-based capital guidelines of the Federal Reserve Board.  Qualified equity offerings do not include issuances made in consideration for other securities (e.g. in connection with a business combination transaction), issuances of trust preferred securities or other Tier 1 capital, and sales and issuances of common stock and/or perpetual preferred shares made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to October 13, 2008.

                After February 15, 2012, the Series A preferred stock may be redeemed at any time, subject to the approval of the Federal Reserve Board, in whole or in part, subject to notice as described below.

                In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

                The Series A preferred stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series A preferred stock have no right to require the redemption or repurchase of the Series A preferred stock.

                If fewer than all of the outstanding shares of Series A preferred stock are to be redeemed, the shares of Series A preferred stock to be redeemed will be selected either pro rata from the holders of record of Series A preferred stock in proportion to the number of shares of Series A preferred stock held by those holders or in such other manner as our board of directors or a duly authorized committee thereof may determine to be fair and equitable.

                We will mail notice of any redemption of Series A preferred stock by first class mail, postage prepaid, addressed to the holders of record of the Series A preferred stock to be redeemed at their respective last addresses appearing on our books.  This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption.  Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail, or any defect in the notice or in the mailing of the notice, to any holder of Series A preferred stock designated for redemption will not affect the redemption of any other Series A preferred stock.  Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where certificates for Series A preferred stock are to be surrendered for payment of the redemption price, and the number of shares of Series A preferred stock to be redeemed (and, if less than all shares of Series A preferred stock held by the applicable holder, the number of shares of Series A preferred stock to be redeemed from the holder).

                Shares of Series A preferred stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued preferred stock.

Liquidation Rights

                In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series A preferred stock will be entitled to receive an amount per share, referred to as the “total liquidation amount,” equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment.  Holders of the Series A preferred stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series A preferred stock.

                If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series A preferred stock and all holders of any shares of outstanding Parity Stock, the amounts paid to the holders of Series A preferred stock and other shares of Parity Stock will be paid pro rata in accordance with the respective total liquidation amount for those holders.  If the total liquidation amount per share of Series A preferred stock has been paid in full to all holders of Series A preferred stock and the corresponding amounts payable with respect to other shares of Parity Stock has been paid in full, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series A preferred stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

                For purposes of the liquidation rights, neither the sale, lease, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other entity or by another entity with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

                Except as indicated below or otherwise required by law, the holders of Series A preferred stock will not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends

                If the dividends on the Series A preferred stock have not been paid for an aggregate of six quarterly Dividend Periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will automatically be increased by two.  Holders of Series A preferred stock, together with the holders of any outstanding Parity Stock with like voting rights (“Voting Parity Stock”), voting as a single class, will be entitled to elect the two additional members of our board of directors (“Preferred Stock Directors”) at the next annual meeting (or at a special meeting called for the purpose of electing the Preferred Stock Directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past Dividend Periods, including the last completed Dividend Period, have been paid in full, at which time such right will terminate with respect to the Series A preferred stock, subject to re-vesting in the event of each and every subsequent failure to pay dividends in the circumstances described above.  The election of any Preferred Stock Director is subject to the qualification that the election would not cause us to violate the corporate governance requirements of the Nasdaq Global Select Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

                Upon the termination of the right of the holders of Series A preferred stock and Voting Parity Stock to vote for Preferred Stock Directors, as described above, the Preferred Stock Directors will immediately cease to be qualified as directors, their term of office will terminate immediately and the number of authorized directors of First Bancorp will be reduced by the number of Preferred Stock Directors that the holders of Series A preferred stock and Voting Parity Stock had been entitled to elect.  The holders of a majority of the Series A preferred stock and Voting Parity Stock, voting as a class, may remove any Preferred Stock Director, with or without cause, and the holders of a majority of the Series A preferred stock and Voting Parity Stock, voting as a class, may fill any vacancy created by the removal of a Preferred Stock Director.  If the office of a Preferred Stock Director becomes vacant for any other reason, the remaining Preferred Stock Director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights

So long as any shares of Series A preferred stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our articles of incorporation, the vote or consent of the holders of at least 66 2/3% of the Series A preferred stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

•
any amendment or alteration of our articles of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of our capital stock ranking senior to the Series A preferred stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of First Bancorp;

•
any amendment, alteration or repeal of any provision of our articles of incorporation (including any amendment, alteration or repeal by means of a merger, consolidation or otherwise, unless no vote on such merger or consolidation is required by the following paragraph) so as to adversely affect the rights, preferences, privileges or voting powers of the Series A preferred stock; or

•
any consummation of a binding share exchange or reclassification involving the Series A preferred stock or of a merger or consolidation of First Bancorp with another entity, unless (a) the Series A preferred stock remain outstanding following any such transaction or, if First Bancorp is not the surviving entity following such transaction, are converted into or exchanged for preference securities of the surviving entity or its ultimate parent and (b) such remaining outstanding shares of Series A preferred stock or preference securities have rights, references, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A preferred stock immediately prior to the consummation of such transaction, taken as a whole.

However, any increase in the amount of authorized preferred stock or the creation and issuance, or an increase in the authorized or issued amount of any other series of preferred stock, or any securities convertible or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to Series A preferred stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of First Bancorp will not be deemed to adversely affect the rights, preferences, privileges or voting powers, and will not require the affirmative vote or consent of, the holders of outstanding Series A preferred stock.

                With respect to the voting rights of the Series A preferred stock, each holder of shares of Series A preferred stock will have one vote for each share of Series A preferred stock on any matter on which holders of Series A preferred stock are entitled to vote.

                The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding Series A preferred stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A preferred stock to effect the redemption.

DESCRIPTION OF DEPOSITARY SHARES

Pursuant to the securities purchase agreement between us and the U.S. Treasury, we have agreed, if requested by the U.S. Treasury, to enter into a depositary arrangement pursuant to which the Series A preferred stock may be deposited and depositary shares, each representing a fraction of a share of Series A preferred stock as specified by the U.S. Treasury, may be issued.  The Series A preferred stock would be held by a depositary (e.g. a bank or trust company) reasonably acceptable to the U.S. Treasury.  If we enter into such depositary arrangement, the selling securityholders would be offering depositary shares, each representing a fraction of a share of Series A preferred stock, instead of actual whole shares of Series A preferred stock.  The actual terms of any depositary arrangement would be set forth in a deposit agreement to which we would be a party, and would be attached as an exhibit to a filing by us that would be incorporated by reference into this prospectus or any prospectus supplement.

DESCRIPTION OF WARRANT

The following is a brief description of the terms of the warrant that may be resold by the selling securityholders.  This summary does not purport to be complete in all respects.  This description is subject to and qualified in its entirety by reference to the warrant, a copy of which has been filed with the SEC and is also available upon request from us.

Common Stock Subject to the Warrant

The warrant is initially exercisable for 616,308 shares of our common stock.  If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds of not less than $65,000,000, which is equal to 100% of the aggregate liquidation preference of the Series A preferred stock, the number of shares of common stock underlying the warrant then held by the selling securityholders will be reduced by 50% to 308,154 shares of common stock.  The number of shares of common stock subject to the warrant is subject to the further adjustments described below under the caption “ —Adjustments to the Warrant.”

                In accordance with the terms of the securities purchase agreement between us and the U.S. Treasury, the U.S. Treasury has represented that it intends to refrain from exercising any voting rights pertaining to our common stock which it may come to own upon exercise of some or all of the warrant.

Exercise of the Warrant

                The initial exercise price applicable to the warrant is $15.82 per share of common stock.  The warrant may be exercised, in whole or in part, at any time on or before January 9, 2019 by surrender of the warrant and a completed notice of exercise attached as an annex to the warrant and the payment of the exercise price for the shares of common stock for which the warrant is being exercised.  The exercise price may be paid either by the withholding by First Bancorp of such number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant determined by reference to the market price of our common stock on the trading day on which the warrant is exercised or, if agreed to by us and the warrant holder, by the payment of cash equal to the aggregate exercise price.  If the warrant holder does not exercise the warrant in its entirety, the warrant holder will be entitled to receive a new warrant in substantially identical form for the purchase of that number of shares of common stock equal to the difference between the number of shares of common stock subject to the warrant and the number of shares of common stock as to which the warrant is exercised.  The exercise price applicable to the warrant is subject to the further adjustments described below under the caption “ — Adjustments to the Warrant.”

                Upon exercise of the warrant, certificates for the shares of common stock issuable upon exercise will be issued to the warrant holder.  Such shares of common stock will be deemed to be issued as of the close of business on the date on which the warrant and the payment of the exercise price are delivered to First Bancorp.  We will not issue fractional shares upon any exercise of the warrant.  Instead, the warrant holder will be entitled to a cash payment equal to the market price of our common stock on the last trading day preceding the exercise of the warrant less the pro-rated exercise price of the warrant for any fractional shares of common stock that would have otherwise been issuable upon exercise of the warrant.  We will at all times reserve the aggregate number of shares of common stock for which the warrant may be exercised.  The common stock issuable upon exercise of the warrant will be listed on Nasdaq Global Select Market.

Rights as a Shareholder

                The warrant holder will have no rights or privileges of the holders of shares of common stock, including any voting rights, until (and then only to the extent) the warrant has been exercised.

Transferability

                The U.S. Treasury may not transfer a portion of the warrant with respect to, or exercise the warrant for, more than 50% of the shares of common stock underlying the warrant until the earlier of the date on which First Bancorp has received aggregate gross proceeds from a qualified equity offering of at least $65,000,000 and December 31, 2009.  The warrant, and all rights under the warrant, are otherwise transferable in accordance with applicable securities laws.

Adjustments to the Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations

The number of shares of common stock for which the warrant may be exercised and the exercise price applicable to the warrant will be proportionately adjusted in the event we pay dividends or make distributions of our common stock, or subdivide, combine or reclassify our outstanding common stock into a smaller or greater amount.

Anti-Dilution Adjustment

Until the earlier of January 9, 2012 and the date the U.S. Treasury no longer holds the warrant (and other than in certain permitted transactions described below, or in a stock split, subdivision, reclassification or combination as described above), if we issue any shares of common stock (or securities convertible or exchangeable for or exercisable into common stock) without consideration or for consideration that is less than 90% of the market price of the common stock on the last trading day prior to pricing such common stock or convertible securities, then the number of shares of common stock issuable upon exercise of the warrant and the exercise price of the warrant will be adjusted.  Permitted transactions that will not trigger this adjustment include issuances:

•	as consideration for or to fund the acquisition of businesses and/or related assets;

•	in connection with employee benefit plans and compensation-related arrangements in the ordinary course and consistent with past practice approved by our board of directors; and

•
in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder, on a basis consistent with capital-raising transactions by comparable financial institutions.

Other Distributions

If we declare any dividends or distributions in excess of our quarterly dividend rate in effect on October 14, 2008 (i.e., $0.19 per share), both the number of shares of common stock issuable upon exercise of the warrant and the exercise price of the warrant will be adjusted to reflect such dividends or distributions.

Certain Repurchases

If we effect a pro rata repurchase of shares of common stock, both the number of shares of common stock issuable upon exercise of the warrant and the exercise price of the warrant will be adjusted.

Business Combinations

In the event of a merger, consolidation, statutory share exchange or similar transaction involving First Bancorp and requiring shareholder approval, or a reclassification of our common stock (other than as described above under the caption “ –Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations”), the warrant holder’s right to receive shares of our common stock upon exercise of the warrant will be converted into the right to exercise the warrant for the transaction consideration that would have been payable to the warrant holder with respect to the shares of common stock for which the warrant may be exercised, as if the warrant had been exercised prior to such merger, consolidation or similar transaction, or reclassification.

Registered Sales of the Warrant

The holders of the warrant agree to sell the warrant or any portion thereof under the Registration Statement of which this prospectus is a part only beginning 30 days after notifying First Bancorp of any such sale, during which 30-day period the U.S. Treasury and all holders of the warrant shall take reasonable steps to agree to revisions to the warrant to permit a public distribution of the warrant, including entering into a warrant agreement and appointing a warrant agent.

DESCRIPTION OF COMMON STOCK

The following is a brief description of the terms of our Common  Stock.  This summary does not purport to be complete in all respects.  This description is subject to and qualified in its entirety by reference to the relevant provisions of North Carolina law, our articles of incorporation and our bylaws, in each case, as amended, copies of which have been filed with the SEC and are also available upon request from us.

General

We have authority to issue 20,000,000 shares of common stock, no par value.  As of December 31, 2008, 16,573,826 shares were outstanding.  Our common stock is listed on The Nasdaq Global Select Market under the symbol “FBNC.”

Our board of directors may authorize the issuance of additional shares of common stock without further action by our shareholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange or quotation system upon which our common shares may be listed or quoted.

Dividends

The holders of shares of common stock are entitled to dividends in such amounts as may be declared by the board of directors from time to time from funds legally available therefor.  The dividend rights of holders of common stock are qualified and subject to the dividend rights of holders of Series A preferred stock described under the caption “DESCRIPTION OF SERIES A PREFERRED STOCK –Priority of Dividends and Payments on Liquidation” above.  In addition, the securities purchase agreement with the U.S. Treasury contains limitations on the payment of dividends on the common stock from and after January 9, 2009 (including with respect to the payment of cash dividends in excess of $0.19 per share, which is the amount of the last quarterly cash dividend declared by First Bancorp prior to October 14, 2008).  Prior to the earlier of (i) January 9, 2012 and (ii) the date on which the Series A preferred stock have been redeemed in whole or the U.S. Treasury has transferred the Series A preferred stock to unaffiliated third parties, we may not declare or pay any dividend or make any distribution on our common stock other than regular quarterly cash dividends not exceeding $0.19 per share and dividends payable solely in common stock, without the consent of the U.S. Treasury.

Voting Rights

In general, holders of our common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote.  With respect to the election of directors, holders of our common stock may choose to elect our directors by cumulative voting.  If cumulative voting is in effect, each shareholder is entitled to multiply the number of votes he or she is entitled to cast by the number of directors for whom he or she is entitled to vote, and to cast the product for a single candidate or distribute the product among two or more candidates.

Liquidation Rights

If we liquidate, dissolve or wind-up our business, whether voluntarily or not, holders of our common stock will share on a pro rata basis in the distribution of all assets remaining after we pay our liabilities.

Other Provisions

Holders of our common stock have no preemptive, subscription, redemption or conversion rights.  Our common stock is not subject to any sinking fund, and the outstanding shares are fully paid and non-assessable.

Anti-Takeover Provisions

Certain provisions of our articles of incorporation, our bylaws and the North Carolina Business Corporation Act may make it more difficult for someone to acquire control of us or to remove our management.

Advance Notice Provisions.  Under our bylaws, a shareholder may not nominate a person for election to the board of directors or propose that any other business be considered at any annual meeting of shareholders unless the shareholder gives us timely notice of this action.  To be timely, the notice must be delivered to us not less than 60 days nor more than 90 days in advance of the first anniversary of the preceding year’s shareholders’ meeting.  However, if the meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, then notice must be given no earlier than the 90th day prior to the meeting and not later than the close of business on the later of the 60th day prior to the meeting or the tenth day following the day on which public announcement of the date of the meeting was first given.  The notice must set forth certain information described in our bylaws.

Special Shareholders’ Meetings.  Under our bylaws, special meetings of our shareholders may be called only by our president, chief executive officer or board of directors.  So long as we are a public company, under North Carolina law, our shareholders are not entitled to call a special meeting.  In addition, at a special meeting, our shareholders may only consider business related to the purposes of the meeting set forth in the notice of meeting.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, including their transferees, may sell the securities directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders.  These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions:

•
on any national securities exchange or quotation service on which the Series A preferred stock or the common stock may be listed or quoted at the time of sale, including, as of the date of this prospectus, the Nasdaq Global Select Market in the case of common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

In addition, any securities that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under such rules rather than pursuant to this prospectus.

In connection with the sale of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock issuable upon exercise of the warrant in the course of hedging the positions they assume.  The selling securityholders may also sell short the common stock issuable upon exercise of the warrant and deliver common stock to close out short positions, or loan or pledge the Series A preferred stock or the common stock issuable upon exercise of the warrant to broker-dealers that in turn may sell these securities.

The aggregate proceeds to selling securityholders from the sale of the securities will be the purchase price of the securities less discounts and commission, if any.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate.  Broker-dealers or agents may receive commissions, discounts, or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

             In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales.  Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.  Selling securityholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

                In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers.  In addition, in certain states, the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities pursuant to this prospectus and to the activities of the selling securityholders.  In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

                At the time a particular offer of securities is made, if required, a prospectus supplement will set forth the number and type of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or re-allowed or paid to any dealer, and the proposed selling price to the public.

                We do not intend to apply for listing of the Series A preferred stock or the warrant on any national securities exchange unless requested by the U.S. Treasury.  No assurance can be given as to the liquidity of the trading market, if any, for the Series A preferred stock.  Our common stock is listed on the Nasdaq Global Select Market under the symbol “FBNC”.

                We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act.  We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the securities covered by this prospectus.

SELLING SECURITYHOLDERS

The selling securityholders may include (i) the U.S. Treasury, which acquired all of the shares of Series A preferred stock and the warrant from us on January 9, 2009 in a private placement exempt from the registration requirements of the Securities Act, and (ii) any other person or persons holding shares of Series A preferred stock or depositary shares evidencing fractional interests in shares of Series A preferred stock, any portion of the warrant and any shares of our common stock issued upon exercise of the warrant, to whom the U.S. Treasury has transferred its registration rights under the terms of the securities purchase agreement between us and the U.S. Treasury.  The U.S. Treasury is required to notify us in writing of any such transfer of its registration rights within ten days after the transfer, including the name and address of the transferee and the number and type of securities with respect to which the registration rights have been assigned.  As of the date of this prospectus, the U.S. Treasury has not notified us of any such transfer.  Accordingly, we believe that the U.S. Treasury currently holds record and beneficial ownership of 100% of the outstanding shares of the Series A preferred stock and the entire amount of the warrant (none of which has been exercised) covered by this prospectus.

     The securities to be offered under this prospectus for the account of the selling securityholders are:

•	65,000 shares of Series A preferred stock, representing beneficial ownership of 100% of the shares of Series A preferred stock outstanding on the date of this prospectus;

•	in the event shares of Series A preferred stock are deposited with a depositary, depositary shares evidencing fractional interests in such shares;

•
a warrant to purchase 616,308 shares of our common stock, representing beneficial ownership of approximately 3.6% of our common stock as of December 31, 2008 (after giving effect to the exercise of the warrant); and

•
616,308 shares of our common stock issuable upon exercise of the warrant, which shares, if issued, would represent ownership of approximately 3.6% of our common stock as of December 31, 2008 (after giving effect to the exercise of the warrant).

          For purposes of this prospectus, we have assumed that, after completion of the offering covered by this prospectus, none of the securities covered by this prospectus will be held by the selling securityholders.

           Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.  To our knowledge, the U.S. Treasury has sole voting and investment power with respect to the securities, subject to restrictions on exercise of voting rights on Series A preferred stock and common stock issuable upon exercise of the warrant as described in “DESCRIPTION OF SERIES A PREFERRED STOCK” and “DESCRIPTION OF THE WARRANT” above, respectively.

           We do not know when or in what amounts the selling securityholders may offer the securities for sale.  The selling securityholders might not sell any or all of the securities offered by this prospectus.  Because the selling securityholders may offer all or some of the securities pursuant to this offering, and because currently no sale of any of the securities is subject to any agreements, arrangements or understandings, we cannot estimate the number of the securities that will be held by the selling securityholders after completion of the offering.

           Other than with respect to the acquisition of the securities, the initial selling securityholder has not had a material relationship with us.

           Information about the selling securityholders may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.

LEGAL MATTERS

The legality of the securities offered in this prospectus will be passed upon for us by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina.  The name of legal counsel to any underwriters or agents with respect to certain issues relating to any offering will be set forth in the applicable prospectus supplement.  As of February 4, 2009, members of Robinson, Bradshaw & Hinson, P.A. beneficially owned less than 1% of our common stock.

EXPERTS

The consolidated financial statements of First Bancorp and its subsidiaries as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of Elliott Davis, PLLC, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act.  This prospectus does not contain all the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC.  For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement.

We file periodic reports, proxy statements and other information with the SEC.  Our SEC filings are available to the public over the Internet from the SEC’s website at http://www.sec.gov.  Our filings with the SEC are also available to the public on our website at http://www.firstbancorp.com.  Except for the documents filed by us with the SEC that are specifically incorporated by reference into this prospectus, none of the other information on our website is part of this prospectus.  You may read and copy any periodic report, proxy statement or other information we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549.  You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

The SEC allows us to “incorporate by reference” in this prospectus the information in documents filed with it.  This means that we can disclose important information to you by referring you to these documents.  The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus or any prospectus supplement.  Information furnished by us pursuant to Item 2.02 or Item 7.01 in our Current Reports on Form 8-K is not incorporated by reference in this prospectus.  We furnished information under Item 2.02 in our Current Reports filed January 29, 2008, April 23, 2008, July 29, 2008, October 28, 2008 and January 29, 2009.

We incorporate by reference in this prospectus the documents listed below:

•	Our Annual Report on Form 10-K for the year ended December 31, 2007.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.

•	Our Current Reports on Form 8-K filed March 3, 2008, April 2, 2008, April 7, 2008, June 2, 2008, June 23, 2008, August 26, 2008, December 17, 2008 and January 13, 2009.

•
Portions of our proxy statement for the annual meeting of shareholders held on May 15, 2008, that have been incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2007.

•	The description of our common stock contained in our Registration Statement on Form 8-A as filed with the SEC on April 8, 1987.

•
All documents subsequently filed by us with the SEC pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered by this registration statement have been sold or that deregisters all securities then remaining unsold.`

You may request a copy of these documents, at no cost to you, by writing or telephoning us at:

First Bancorp
341 North Main Street
Post Office Box 508
Troy, North Carolina  27371-0508
Attention:  Corporate Secretary
(910) 576-6171

Any statement made in this prospectus or any prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual document.  You may obtain a copy of any document summarized in this prospectus or any prospectus supplement at no cost by writing to or telephoning us at the address and telephone number given above.  Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.                      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

The following table sets forth the estimated fees and expenses (all but the SEC fees are estimates) payable by us in connection with the filing of this Registration Statement on Form S-3:

SEC Registration Fee	$2,938.00
Legal fees and expenses	$30,000.00	*
Accounting fees and expenses	$5,000.00	*
Other	$1,000.00	*
Total	$38,938.00

*  Estimate.

ITEM 15.                      INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 55-2-02 of the North Carolina Business Corporation Act (the “Business Corporation Act”) enables a corporation in its articles of incorporation to eliminate or limit, with certain exceptions, the personal liability of a director for monetary damages for breach of duty as a director.  No such provision is effective to eliminate or limit a director’s liability for (i) acts or omissions that the director at the time of the breach knew or believed to be clearly in conflict with the best interests of the corporation, (ii) improper distributions as described in Section 55-8-33 of the Business Corporation Act, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the exculpatory provision became effective.  The Company’s articles of incorporation, as amended, limit the personal liability of its directors to the fullest extent permitted by the Business Corporation Act, as amended from time to time.  Any repeal or modification of this provision by the Company’s shareholders will not adversely affect any limitation on the personal liability of a director of the Company existing at the time of the repeal or modification.

Sections 55-8-50 through 55-8-58 of the Business Corporation Act permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification.  Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was or is a director of the corporation, or is or was serving at the request of such corporation as a director of another corporation or enterprise.  This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director (i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interests of the corporation or (b) that in all other cases his conduct was not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.  Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by a majority vote of a quorum of the board of directors (excluding any director party to the proceeding at question), a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55 of the Business Corporation Act.  Under the statutory scheme, a corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding in which the director was adjudged liable on the basis of having received an improper personal benefit.  Pursuant to Section 55-8-56 of the Business Corporation Act, a corporation may also indemnify officers, employees or agents under this statutory scheme.

Sections 55-8-52 and 55-8-56 of the Business Corporation Act require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was, or was threatened to be, made a party because he is or was a director or officer of the corporation.  Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is entitled to mandatory indemnification under Section 55-8-52 of the Business Corporation Act or is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

In addition to, and notwithstanding the conditions of and limitations on, the indemnification described above under the statutory scheme, Section 55-8-57 of the Business Corporation Act permits a corporation, in its articles of incorporation or bylaws, by contract or by resolution, to indemnify, or agree to indemnify, any of its directors, officers, employees or agents against liability and expenses (including counsel fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation.

In addition, Section 55-8-57 of the Business Corporation Act authorizes a corporation to purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such a person, whether or not the corporation is otherwise authorized by the Business Corporation Act to indemnify that person.  The Company has purchased and maintains such insurance.

The Company’s amended and restated bylaws provide that the Company shall indemnify to the fullest extent permitted by law any person who at any time serves or has served as a director, officer, employee or agent of the Company against reasonable expenses (including attorneys’ fees) incurred or reasonable payments made in connection with any pending, threatened or completed civil, criminal, administrative or investigative action, suit or proceeding, whether or not brought by or on behalf of the Company, by reason of the fact that he is or was a director, officer, employee or agent of the Company or serves or served any other enterprise as a director, officer, employee or agent at the request of the Company.  The rights of any director or officer include advancement of expenses to the fullest extent from time to time permitted by law.  The bylaws state that the right of indemnification is not exclusive of other rights to which such person may be entitled, and that the right inures to the legal representatives of such person.  The Company also has separate indemnification agreements with various current and past directors and officers.

ITEM 16.                      EXHIBITS

Certain exhibits have been incorporated by reference to exhibits previously filed by First Bancorp (SEC File No. 0-15572) with the Securities and Exchange Commission (SEC).

4.a
Articles of Incorporation of First Bancorp and amendments thereto, which are hereby incorporated by reference to Exhibits 3.a.i through 3.a.v to First Bancorp’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and Exhibits 3.1 and 3.2 to First Bancorp’s Current Report on Form 8-K filed January 13, 2009

4.b	Amended and Restated Bylaws of First Bancorp, which is hereby incorporated by reference to Exhibit 3.b to First Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2003

4.c	Form of Common Stock Certificate, which is hereby incorporated by reference to Exhibit 4 to First Bancorp’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999

4.d	Warrant to Purchase Common Stock which is hereby incorporated by reference to Exhibit 4.2 to First Bancorp’s Periodic Report on Form 8-K filed with the SEC on January 13, 2009

4.e
Form of Certificate for the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, which is hereby incorporated by reference to Exhibit 4.1 to First Bancorp’s Current Report on Form 8-K filed with the SEC on January 13, 2009

4.f
Letter Agreement dated as of January 9, 2009 between First Bancorp and the United States Department of Treasury and the Securities Purchase Agreement- Standard Terms attached thereto which is hereby incorporated by reference to Exhibit 10.1 to First Bancorp’s Current Report on Form 8-K filed with the SEC on January 13, 2009

5*	Opinion of Robinson, Bradshaw & Hinson, P.A. as to the validity of offered securities

12*	Computation of Ratio of Earnings to Fixed Charges

23.a*	Consent of Elliott Davis, PLLC, independent auditors

23.b*	Consent of Robinson, Bradshaw & Hinson, P.A. (contained in their opinion filed as Exhibit 5)

24*	Power of Attorney

*	Filed herewith.

ITEM 17.                      UNDERTAKINGS

(a)           The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)           Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)           Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus if first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for purposes of determining any liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)           Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)           The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)           Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)               The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Troy, state of North Carolina, on February 9, 2009.

FIRST BANCORP

By:	/s/ Jerry L. Ocheltree
Jerry L. Ocheltree
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on February 9, 2009 by the following persons in the capacities indicated.

/s/ Jerry L. Ocheltree	/s/ Anna G. Hollers
Jerry L. Ocheltree	Anna G. Hollers
President, Chief	Executive Vice President, Chief Operating Officer and Secretary
Executive Officer and Director
(Principal Executive Officer)

/s/ Eric P. Credle	/s/ Jack D. Briggs *
Eric P. Credle	Jack D. Briggs
Executive Vice President and	Director
Chief Financial Officer
(Principal Financial Officer)

/s/ R. Walton Brown *	/s/ David L. Burns *
R. Walton Brown	David L. Burns
Director	Director

/s/ John F. Burns *	/s/ Mary Clara Capel *
John F. Burns	Mary Clara Capel
Director	Director

/s/ James C. Crawford, III *
James C. Crawford, III	James G. Hudson, Jr.
Director	Director

/s/ George R. Perkins, Jr. *	/s/ Thomas F. Phillips *
George R. Perkins, Jr.	Thomas F. Phillips
Director	Director

/s/ Frederick L. Taylor II *	/s/ Virginia C. Thomasson *
Frederick L. Taylor II	Virginia C. Thomasson
Director	Director

/s/ Goldie H. Wallace *	/s/ A. Jordan Washburn *
Goldie H. Wallace	A. Jordan Washburn
Director	Director

/s/ Dennis A. Wicker *	/s/ John C. Willis *
Dennis A. Wicker	John C. Willis
Director	Director

* By:	/s/ Anna G. Hollers
Anna G. Hollers
Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

4.a
Articles of Incorporation of First Bancorp and amendments thereto, which are hereby incorporated by reference to Exhibits 3.a.i through 3.a.v to First Bancorp’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and Exhibits 3.1 and 3.2 to First Bancorp’s Current Report on Form 8-K filed January 13, 2009

4.b	Amended and Restated Bylaws of First Bancorp, which is hereby incorporated by reference to Exhibit 3.b to First Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2003

4.c	Form of Common Stock Certificate, which is hereby incorporated by reference to Exhibit 4 to First Bancorp’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999

4.d	Warrant to Purchase Common Stock which is hereby incorporated by reference to Exhibit 4.2 to First Bancorp’s Periodic Report on Form 8-K filed with the SEC on January 13, 2009

4.e
Form of Certificate for the Fixed Rate Cumulative Perpetual Preferred Stock, Series A , which is hereby incorporated by reference to Exhibit 4.1 to First Bancorp’s Current Report on Form 8-K filed with the SEC on January 13, 2009

4.f
Letter Agreement dated as of January 9, 2009 between First Bancorp and the United States Department of Treasury and the Securities Purchase Agreement- Standard Terms attached thereto which is hereby incorporated by reference to Exhibit 10.1 to First Bancorp’s Current Report on Form 8-K filed with the SEC on January 13, 2009

5*	Opinion of Robinson, Bradshaw & Hinson, P.A. as to the validity of offered securities

12*	Computation of Ratio of Earnings to Fixed Charges

23.a*	Consent of Elliott Davis, PLLC, independent auditors

23.b*	Consent of Robinson, Bradshaw & Hinson, P.A. (contained in their opinion filed as Exhibit 5)

24*	Power of Attorney

*	Filed herewith.